EXHIBIT 21.1

Usio, Inc.

Subsidiaries of the Registrant

Subsidiary Legal Name	Jurisdiction of Incorporation

FiCentive, Inc.	Nevada

ZBILL, Inc.	Nevada

Usio Output Solutions, Inc.	Nevada